Joseph Rosaire Pierre Desautels
AGP Mining Consultants Inc.
92 Caplan Ave., Ste #246
Barrie, ON L4N 0Z7
Tel/Fax: 416-239-6777
email: pierre.desautels@agpmining.com

CONSENT OF QUALIFIED PERSON

October 31, 2012

TO:

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Joseph Rosaire Pierre Desautels of Barrie, ON, do hereby consent to the public filing of the technical report titled "Updated NI 43-101Technical Report on the NorthMet Deposit Minnesota, USA" of PolyMet Mining Corp. dated effective October 12, 2012 (the "Technical Report") and any extracts from or a summary of the Technical Report in the news release that is dated November 1, 2012 of PolyMet Mining Corp. (the "Press Release"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and the Press Release and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release contains any misrepresentation of the information contained in the Technical Report.

Dated this 31st day of October 2012.

Pierre Desautels

Signature

PROFESSIONAL GEOSCIENTIST
PIERRE DESAUTELS
PRACTISING MEMBER
1362
ONTARIO

PIERRE DESAUTELS

Print

92 Caplan Avenue, Suite 246, Barrie, ON L4N 0Z7 Canada
Tel. (416) 239-6777